Exhibit 4.15

Dear Dr. Schorr,

In addition to your employment contract with our Company dated July 1, 1992, and the addendum to your employment contract dated June 22, 1999, we hereby clarify:

1.	The term “Company” in the “Change of Control” definition of your employment contract refers to QIAGEN N.V.

QIAGEN GmbH

Managing Director

I agree with the above provision:

/s/ Dr. Joachim Schorr	,	dated October 9, 2003

Dr. Joachim Schorr
Employee